FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

January 13, 2009

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)

1-3 Strand London WC2N 5JR United Kingdom (Address of principal executive office)	Radarweg 29 1043 NX Amsterdam The Netherlands (Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

Explanatory Note: In connection with a prospectus supplement to the prospectus included in the Registration Statement on Form F-3 (File No. 333-155717) that Reed Elsevier intends to file today, Reed Elsevier is providing the following data:
1.	ChoicePoint Inc. audited consolidated financial statements at and for the year ended December 31, 2007, which are being provided in accordance with Rule 3-05 of Regulation S-X of the Securities Exchange Act of 1934, as amended.

2.	ChoicePoint Inc. unaudited consolidated financial statements at and for the six months ended June 30, 2008, which are being provided in accordance with Rule 3-05 of Regulation S-X of the Securities Exchange Act of 1934, as amended.

3.	Opinion of Simpson Thacher & Bartlett LLP, which constitutes Exhibit 5.1 to Reed Elsevier’s Registration Statement on Form F-3 (File No. 333-155717).

4.	Opinion of Freshfields Bruckhaus Deringer LLP as to U.K. law, which constitutes Exhibit 5.2 to Reed Elsevier’s Registration Statement on Form F-3 (File No. 333-155717).

5.	Opinion of Freshfields Bruckhaus Deringer LLP as to Netherlands law, which constitutes Exhibit 5.3 to Reed Elsevier’s Registration Statement on Form F-3 (File No. 333-155717).
This current report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-155717).

SIGNATURES
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC		REED ELSEVIER NV
Registrant		Registrant

By:	/s/ L. Dixon	By:	/s/ L. Dixon

	Name: L. Dixon		Name: L. Dixon
	Title: Deputy Secretary		Title: Authorized Signatory

Date:	1/13/2009	Date:	1/13/2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	ChoicePoint Inc. audited consolidated financial statements at and for the year ended December 31, 2007.

99.2	Independent registered public accounting firm’s consent — ChoicePoint Inc. audited consolidated financial statements.

99.3	ChoicePoint Inc. unaudited consolidated financial statements at and for the six months ended June 30, 2008.

99.4	Opinion of Simpson Thacher & Bartlett LLP, which constitutes Exhibit 5.1 to Reed Elsevier’s Registration Statement on Form F-3 (File No. 333-155717).

99.5	Opinion of Freshfields Bruckhaus Deringer LLP as to U.K. law, which constitutes Exhibit 5.2 to Reed Elsevier’s Registration Statement on Form F-3 (File No. 333-155717).

99.6	Opinion of Freshfields Bruckhaus Deringer LLP as to Netherlands law, which constitutes Exhibit 5.3 to Reed Elsevier’s Registration Statement on Form F-3 (File No. 333-155717).

99.7	Consent of Simpson Thacher & Bartlett LLP (Included in Exhibit 5.1 to Reed Elsevier’s Registration Statement on Form F-3 (File No. 333-155717)).

99.8	Consent of Freshfields Bruckhaus Deringer LLP as to U.K. law (Included in Exhibit 5.2 to Reed Elsevier’s Registration Statement on Form F-3 (File No. 333-155717)).

99.9	Consent of Freshfields Bruckhaus Deringer LLP as to Netherlands law (Included in Exhibit 5.3 to Reed Elsevier’s Registration Statement on Form F-3 (File No. 333-155717)).